SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMPERIAL PETROLEUM INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y3894J187

(CUSIP Number)

Harry N. Vafias

c/o Imperial Petroleum Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

011 30210 625 0001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y3894J187	13D

1	NAME OF REPORTING PERSONS Flawless Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,446,445
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,446,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,446,445
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 26.4%*
14	TYPE OF REPORTING PERSON (see instructions) CO

*

Based on (1) 23,615,168 shares of Imperial Petroleum Inc. common stock outstanding (which excludes 1,966,666 shares issuable upon exercise of outstanding pre-funded warrants and 16,876,116 shares issuable upon exercise of outstanding warrants), and (2) a conversion price of the Series C Convertible Preferred Stock of $1.6543, which is the Ten-Day VWAP for the period ended on the last trading day prior to the date of this Amendment No. 1.

CUSIP No. Y3894J187	13D

1	NAME OF REPORTING PERSONS Harry N. Vafias
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GREECE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 747,638
	8	SHARED VOTING POWER 8,446,445
	9	SOLE DISPOSITIVE POWER 747,638
	10	SHARED DISPOSITIVE POWER 8,446,445

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,194,083
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.7%*
14	TYPE OF REPORTING PERSON (see instructions) IN

*

Based on (1) 23,615,168 shares of Imperial Petroleum Inc. common stock outstanding (which excludes 1,966,666 shares issuable upon exercise of outstanding pre-funded warrants and 16,876,116 shares issuable upon exercise of other outstanding warrants), and (2) a conversion price of the Series C Convertible Preferred Stock of $1.6543, which is the Ten-Day VWAP for the period ended on the last trading day prior to the date of this Amendment No. 1.

AMENDMENT NO. 1 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D (originally filed on August 4, 2023), relates to the common stock, par value $0.01 per share (“Common Stock”), of Imperial Petroleum Inc., a Marshall Islands corporation (the “Issuer”), and is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 7 and incorporated herein by reference) by and between Flawless Management Inc., a Republic of the Marshall Islands corporation (“Flawless”), and Harry N. Vafias in his personal capacity (sometimes collectively referred to as the “Reporting Persons”).

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D.

All share amounts reflect the 1-for-15 reverse split of the Common Stock effected by the Issuer on April 28, 2023.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

This Amendment No. 1 is being filed by the Reporting Persons to update the percentage of Common Stock of the Issuer beneficially owned by the Reporting Persons to reflect an increase in the total number of outstanding shares of Common Stock, as a result of an offering by the Issuer of units comprised of Common Stock and warrants to purchase Common Stock (the “August 2023 Offering”) pursuant to a prospectus supplement filed with the Securities and Exchange Commission on August 14, 2023 pursuant to Rule 424(b)(5) (File No. 333-268638) under the Securities Act of 1933, as amended, which was consummated on August 15, 2023. As a result of the August 2023 Offering, there were 23,615,168 shares of the Issuer’s Common Stock outstanding (which excludes 1,966,666 shares issuable upon exercise of outstanding pre-funded warrants sold in the August 2023 Offering, each of which is exercisable for $0.01 per share, and 16,876,116 shares issuable upon exercise of other outstanding warrants, including warrants sold in the August 2023 Offering).

This Amendment No. 1 also updates the number of shares beneficially owned by the Reporting Persons as a result of changes in the conversion price of the Series C Cumulative Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series C Convertible Preferred Stock”), of the Issuer due to changes in the Ten-Day VWAP of the Common Stock for the ten trading day period ended on the date prior to the filing of this Amendment No. 1. The 13,875 shares of Series C Convertible Preferred Stock owned by Flawless are convertible, at the holder’s option, after the six-month anniversary of issuance, i.e., September 27, 2023, into shares of Common Stock at a conversion price equal to the lower of $7.50 and the preceding ten-day volume weighted average price (the “Ten-Day VWAP”) of the Common Stock, which as of the date of this Amendment No. 1 equaled $1.6543.

(a) See Items 11 and 13 on the cover pages to this Amendment No. 1 for the aggregate number and percentage of the class of Common Stock owned by each Reporting Person.

(b) Number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.

ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.

iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.

iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.

(c) Within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

A copy of the form of Lockup Agreement entered into by each of the Reporting Persons in connection with the August 2023 Offering is filed as Exhibit 8 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 7: Joint Filing Agreement, dated August  23, 2023, among Flawless Management Inc. and Harry N. Vafias.

Exhibit 8: Form  of Lockup Agreement with Maxim Group LLC

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2023

FLAWLESS MANAGEMENT INC.

By:	/s/ Harry N. Vafias
Harry N. Vafias
President

/s/ Harry N. Vafias
Harry N. Vafias